SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 16 as to Mr. William T. Comfort, III)

Lyris, Inc. (LYRI.OB)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46622H 10 3
(CUSIP Number)

William T. Comfort, III
127-131 Sloane Street
4th Floor, Liscartan House
London, SW1X 9AS, United Kingdom
44-207-808-4782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

CUSIP No. 4662HH 10 3

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Mr. William T. Comfort, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
		7	SOLE VOTING POWER
NUMBER OF
SHARES			4,668,641[1]
BENEFICIALLY
OWNED BY		8	SHARED VOTING POWER
EACH
REPORTING			2,830,208[2]
PERSON		9	SOLE DISPOSITIVE POWER
WITH
4,668,641[1]
		10	SHARED DISPOSITIVE POWER

2,830,208[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,498,849[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

65.0%
14	TYPE OF REPORTING PERSON

IN

1. Includes 1,171,206 shares of Issuer Common Stock held of record by Mr. Comfort, 1,497,435 shares of Issuer Common Stock held of record by 65 BR Trust and 2,000,000 shares issuable upon the conversion of Issuer Series A Preferred Stock held of record by Lyr, Ltd., for all of which Mr. Comfort has sole voting and dispositive power. The beneficial owners of the 65 BR Trust are Mr. Comfort’s children and Mr. Comfort expressly disclaims beneficial ownership of any of the shares of Issuer Common Stock held by the 65 BR Trust. Mr. Comfort also disclaims beneficial ownership of any of the Preferred Stock held by Lyr, Ltd.

2. Includes 2,830,208 shares of Issuer Common Stock held of record by LDN Stuyvie Partnership, of which Mr. Comfort is the general partner.

3. Includes 1,171,206 shares of Issuer Common Stock held of record by Mr. Comfort, 1,497,435 shares of Issuer Common Stock held of record by 65 BR Trust and 2,000,000 shares issuable upon the conversion of Issuer Preferred Stock held of record by Lyr, Ltd., for all of which Mr. Comfort has sole voting and dispositive power. Also includes 2,830,208 shares of Issuer Common Stock held of record by LDN Stuyvie Partnership, of which Mr. Comfort is the general partner. The beneficial owners of the 65 BR Trust are Mr. Comfort’s children and Mr. Comfort expressly disclaims beneficial ownership of any of the shares of Issuer Common Stock held by the 65 BR Trust. Mr. Comfort also disclaims beneficial ownership of any of the Preferred Stock held by Lyr, Ltd.

This is Amendment No. 16 to Schedule 13D, which amends and supplements the Schedule 13D initially filed on or about January 3, 2003, by William T. Comfort, III and subsequently amended on January 13, 2003, August 23, 2006, December 7, 2006, February 6, 2007, March 12, 2007, March 19, 2007, March 10, 2008 March 19, 2010, April 14, 2010, April 20, 2010, June 3, 2011, November 21, 2011, November 29, 2011, December 9, 2011 and October 29, 2012 with respect to events occurring on October 17, 2012.

Item 1. Security and Issuer

This statement related to shares of the common stock, par value $0.01 per share (the “Common Stock”) of Lyris, Inc. (the “Issuer”)

Item 2. Identity and Background

(a) William T. Comfort, III.

(b) The address of the principal business office for Mr. Comfort is 127-131 Sloane Street, 4th Floor, Liscartan House, London, SW1X 9AS, United Kingdom.

(c) Mr. Comfort is principal of Conversion Capital Partners, Ltd., an investment fund headquartered in London.

(d) During the last five years, Mr. Comfort has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Comfort has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Comfort is a U. S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

On October 17, 2012, Mr. Comfort also acquired 96,459 shares of the Company’s common stock in accordance with the terms of a Conversion Agreement by and between the Issuer and Mr. Comfort, dated October 17, 2012 (“Conversion Agreement”). The issuance was made in satisfaction of $197,741 in interest that the Issuer owed to Mr. Comfort under that certain Reimbursement and Security Agreement dated as of August 31, 2011 by and between the Issuer and Mr. Comfort with respect to Mr. Comfort’s guarantee of the Issuer’s revolving loan with Comerica Bank. The interest was converted into Common Stock at a conversion price of $2.05 per share.

Item 4. Purpose of Transaction

The purchase by Mr. Comfort is for investment purposes only. Mr. Comfort does not have any plans or proposals which relate to or would result in any of the actions described in items (a) through (j) of Item 4 of Schedule 13D with respect to the shares purchased in this transaction.

Item 5. Interest in Securities of the Issuer

(a) Mr. Comfort may be deemed to beneficially own in the aggregate 7,498,849 shares of Common Stock of the Issuer, which amount includes 2,000,000 shares issuable upon the conversion of the Series A Preferred Stock of the Issuer held by Lyr Ltd., representing approximately 65.0% of the outstanding shares of Common and Preferred Stock of the Issuer.

(b)

       (1) Of the 2,668,641 shares of Common Stock and 2,000,000 shares issuable upon the conversion of Series A Preferred Stock of the Issuer for which Mr. Comfort has sole voting and dispositive power, 1,171,206 shares of Common Stock are held of record by Mr. Comfort, 1,497,435 shares of Common Stock are held by 65 BR Trust and 2,000,000 shares of Series A Preferred Stock are held by Lyr, Ltd. Mr. Comfort expressly disclaims beneficial ownership of the 1,497,435 shares of Common Stock held by 65 BR Trust and the 2,000,000 shares of Preferred Stock held by Lyr, Ltd., and nothing herein shall be deemed to be an admission by Mr. Comfort as to the beneficial ownership of such shares.

       (2) Of the 2,830,208 shares of Common Stock of the Issuer of which Mr. Comfort has shared voting and dispositive power, all such shares are held of record by the LDN Stuyvie Partnership.

(c) On October 17, 2012, Mr. Comfort acquired 96,459 shares of the Company’s common stock in accordance with the terms of a Conversion Agreement by and between the Issuer and Mr. Comfort, dated October 17, 2012 (“Conversion Agreement”). The issuance was made in satisfaction of $197,741 in interest that the Issuer owed to Mr. Comfort under that certain Reimbursement and Security Agreement dated as of August 31, 2011 by and between the Issuer and Mr. Comfort with respect to Mr. Comfort’s guarantee of the Issuer’s revolving loan with Comerica Bank. The interest was converted into Common Stock at a conversion price of $2.05 per share. On October 17, 2012, Lyr, Ltd. acquired 2,000,000 shares of the Issuer’s Series A Preferred Stock in a private purchase at a price of $2.50 per share. Mr. Comfort is Chairman of Lyr, Ltd. and has voting and dispositive power over the shares of the Issuer’s Preferred Stock held by Lyr, Ltd. but expressly disclaims beneficial ownership of those shares, and nothing herein shall be deemed to be an admission by Mr. Comfort as to the beneficial ownership of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM T. COMFORT, III

Dated: October 29, 2012	/s/ William T. Comfort, III